UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group reports 2011 net income attributable to shareholders of CHF 1,953 million, Core Results pre-tax income of CHF 2,749 million, return on equity of 6.0%, underlying* return on equity of 7.3%

4Q11 net loss attributable to shareholders of CHF 637 million, Core Results pre-tax loss of CHF 998 million, including negative impact of aggregate CHF 981 million from realignment costs, strategic exits from businesses and the accelerated Basel III risk-weighted assets reduction

Net new assets:
▪ 2011 Private Banking net new assets of CHF 44.5 billion, 4Q11 Private Banking net new assets of CHF 7.6 billion
▪ 2011 Credit Suisse Group net new assets of CHF 40.9 billion, including CHF 0.9 billion net asset outflows in Asset Management, 4Q11 Credit Suisse Group net new assets of CHF 0.4 billion, including outflows of CHF 9.6 billion in Asset Management

Continued strong capitalization and funding position:
▪ Basel 2.5 tier 1 ratio increased by 0.9 percentage points to 15.2%
▪ Basel 2.5 core tier 1 ratio increased by 0.7 percentage points to 10.7%
▪ Net stable funding ratio (NSFR) further improved to 98%

Risk-weighted assets (RWA) reduction: Well ahead of schedule on implementation of Basel III RWA reduction program; previously announced end-2012 RWA reduction target of CHF 80 billion to be achieved nine months early, by end of 1Q12; reduced Basel III RWA in Investment Banking by CHF 35 billion in 4Q11

Compensation plan: Economic value of 2011 discretionary variable incentive compensation for the Group down 41% compared to 2010; aggregate variable incentive compensation for current members of the Executive Board down 57% versus 2010; no cash variable compensation for Executive Board members, consistent with practice over past four years

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February 9, 2012 Page 2/14

Cost reduction: On track with previously announced CHF 2.0 billion cost reduction program to be completed by year-end 2013; expect costs and results to reflect the reduction of CHF 1.2 billion in our annual cost base beginning in 1Q12, excluding the impact from the expense for the PAF2 compensation plan in 1Q12

Distribution to shareholders: Board of Directors to propose distribution of CHF 0.75 per share for 2011, free of Swiss withholding tax and with scrip alternative granting shareholders an option to receive distribution in the form of shares

Zurich, February 9, 2012 Full year 2011 results were impacted by low levels of client activity and the relative strength of the Swiss franc versus 2010, as well as several special items, mainly relating to cost reduction efforts and the evolution of the bank’s strategy.

Full-year 2011 results summary

•
Credit Suisse Group reports full-year 2011 net income attributable to shareholders of CHF 1,953 million, Core Results pre-tax income of CHF 2,749 million, Core Results net revenues of CHF 25,429 million, net new assets of CHF 40.9 billion, strength of the Swiss franc versus 2010 reduced pre-tax income by CHF 909 million, return on equity of 6.0%

•
2011 underlying* net income attributable to shareholders of CHF 2,406 million, underlying* Core Results pre-tax income of CHF 3,155 million, underlying* Core Results net revenues of CHF 24,510 million, underlying* return on equity of 7.3%

•
For 2011, Credit Suisse announced the PAF2 compensation plan, leading to material risk reductions for the Group. The awards vest in March 2012, resulting in costs of approximately CHF 500 million in 1Q12.

•
As reported previously, the US investigations of Swiss banks’ legacy cross border businesses remain ongoing. This continues to be a matter that Credit Suisse together with governmental authorities is working to resolve. Credit Suisse is strongly supportive of a resolution acceptable to both the US and Switzerland. Credit Suisse continues to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with its legal obligations.

4Q11 results summary

•
Credit Suisse Group reports 4Q11 net loss attributable to shareholders of CHF 637 million, Core Results pre-tax loss of CHF 998 million, Core Results net revenues of CHF 4,473 million; diluted loss per share of CHF 0.62, net new assets of CHF 0.4 billion

Media Release
February 9, 2012 Page 3/14

•
4Q11 pre-tax loss includes negative impacts of an aggregate CHF 981 million consisting of realignment costs of CHF 414 million from cost-efficiency measures, and CHF 567 million from businesses we are exiting and the reduction of risk-weighted assets in our Investment Banking fixed income business.

•
Private Banking results marked by an ongoing low interest rate environment, significantly lower levels of client activity and higher expenses for legal matters and credit provisions, driven by isolated cases in both Wealth Management Clients and Corporate & Institutional Clients; 4Q11 net revenues of CHF 2,574 million, pre-tax income of CHF 467 million, net new assets of CHF 7.6 billion, mainly from emerging markets and the ultra-high-net-worth individual (UHNWI) client segment as well as from Corporate & Institutional Clients in Switzerland

•
Investment Banking reported net revenues of CHF 1,251 million and a pre-tax loss of CHF 1,305 million; results were impacted by a difficult trading environment and the above mentioned losses incurred from exiting businesses as well as from the reduction of Basel III risk-weighted assets in the quarter; client franchise across businesses remained strong despite continued subdued client activity levels

•
Asset Management with net revenues of CHF 455 million, pre-tax income of CHF 87 million, fee-based revenues of CHF 464 million decreased versus 4Q10 reflecting the adverse foreign exchange translation impact and the decrease in average assets under management and net asset outflows of CHF 9.6 billion

Brady W. Dougan, Chief Executive Officer, said: “Our performance for the fourth quarter 2011 was disappointing. It reflects both the adverse market conditions during the period and the impact of the measures we have taken to swiftly adapt our business to the evolving market and regulatory requirements.”

He continued: “In mid-2011, we decided to aggressively reduce risks and costs. This decision was rooted in our belief that the market and regulatory environment is undergoing fundamental change, and that by embracing these developments and proactively adjusting our business model, we can position Credit Suisse to succeed in the new environment. The regulatory developments and the subdued market environment in the second half of 2011 have confirmed our views. The accelerated implementation of the risk reduction plan and our measures to exit businesses that are no longer expected to deliver attractive returns in the changed regulatory environment, as well as higher charges incurred due to the rapid execution of the cost reduction programs, led to negative impact of CHF 981 million in the fourth quarter of 2011. We are taking these steps in order to reduce risk and deploy our balance sheet to our client-focused growth businesses, which offer attractive returns in the new environment. This will position us well to achieve superior returns to the benefit of our clients and shareholders.“

He concluded: “While we are mindful that the market and economic environment remain uncertain, we are encouraged that our business is off to a good start with year-to-date underlying* return on equity consistent with our target level of 15%, including the benefit from our risk and cost reduction plans. We have accelerated the reduction of risk-weighted assets and expect to reach the risk-weighted assets level originally targeted for the end of 2012 by the end of the first quarter 2012. Furthermore, we are on track with our CHF 2.0 billion cost reduction program, which is to be completed by year end 2013, and expect

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February 9, 2012 Page 4/14

our results and costs, excluding the costs from PAF2, to reflect the annualized reduction in our cost base of CHF 1.2 billion beginning in the first quarter 2012.”

Financial Highlights
in CHF million (unless otherwise stated)	2011	Change in %	4Q11	3Q11	4Q10
		vs. 2010
Net income/(loss) attributable to shareholders	1,953	(62)	(637)	683	841
Diluted earnings/(loss) per share (CHF)	1.36	(65)	(0.62)	0.53	0.59
Return on equity attributable to shareholders (annualized)	6.0%	-	(7.7%)	8.7%	9.8%
Basel 2.5 Tier 1 ratio (end of period)	15.2%	-	15.2%	14.3%*	14.2%*
Assets under management (CHF billion)	1,229.5	(1.9)	1,229.5	1,196.8	1,253.0
Core Results**
Net revenues	25,429	(17)	4,473	6,817	6,960
Provision for credit losses	187	-	97	84	(23)
Total operating expenses	22,493	(6)	5,374	5,697	5,676
Income/(loss) from continuing operations before taxes	2,749	(60)	(998)	1,036	1,307

*Previously reported under Basel II: tier 1 ratio was 17.7% and 17.2% as of the end of 3Q11 and 4Q10, respectively.
**Includes the results of the three segments and the Corporate Center, but does not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported income before taxes of CHF 467 million in 4Q11.

The Wealth Management Clients business reported income before taxes of CHF 284 million in 4Q11 compared to income before taxes of CHF 606 million in 4Q10 and a loss before taxes of CHF 34 million in 3Q11 (including litigation provisions of CHF 478 million). Net revenues were 14% below 4Q10, and were stable versus 3Q11. Total operating expenses decreased slightly  (-3%) compared to 4Q10 and were 17% lower compared to 3Q11. Provisions for credit losses increased to CHF 43 million compared to CHF 20 million in 3Q11 and CHF 14 million in 4Q10, driven by an isolated case. The gross margin of 109 basis points decreased eleven basis points compared to 4Q10, and was five basis points lower versus 3Q11, reflecting the substantially lower contribution from transaction-based revenues. In light of the changing regulatory requirements combined with a low interest rate environment and subdued client activity, Credit Suisse initiated a series of measures in the fourth quarter to improve the efficiency and productivity of its Wealth Management Clients business. This included the integration of its independent private bank Clariden Leu.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial service needs of corporate and institutional clients in Switzerland and for banks worldwide, reported income before taxes of CHF 183 million in 4Q11, down 16% from 4Q10 and 3Q11. Net revenues and total operating expenses were stable compared to 4Q10 and provision for credit losses

Media Release
February 9, 2012 Page 5/14

were CHF 32 million compared to a net release of CHF 10 million in 4Q10. Despite the strength of the Swiss franc and its impact on the Swiss economy, the quality of the loan portfolio remained sound. The Corporate & Institutional Clients business in Switzerland contributed strong net new assets of CHF 3.6 billion in 4Q11.

Investment Banking
Investment Banking reported a loss before taxes of CHF 1,305 million in 4Q11 compared to income before taxes of CHF 558 million in 4Q10 and a loss before taxes of CHF 190 million in 3Q11. Results reflected losses before taxes of CHF 567 million from businesses we are exiting and the reduction of risk-weighted assets in our fixed income business. Basel III risk-weighted assets were reduced by CHF 35 billion in 4Q11. Net revenues of CHF 1,251 million were down 64% from 4Q10 and down 50% from 3Q11.

Fixed Income sales and trading reported net revenues of CHF 36 million, significantly lower than revenues of CHF 888 million in 4Q10 and CHF 762 million in 3Q11, reflecting continued challenging trading conditions, subdued client activity levels and unfavorable market movements on related hedges. Fixed Income incurred losses of CHF 469 million, of which CHF 320 million relating to businesses we are exiting and CHF 149 million from reducing risk-weighted assets.

Equity sales and trading reported net revenues of CHF 758 million in the quarter, down from CHF 1,387 million in 4Q10 and CHF 1,182 million in 3Q11. Derivatives results were impacted by reduced customer flow and losses on hedges related to maintaining the conservative risk position. Despite declining client trading volumes, prime services had a solid performance and cash equities achieved resilient results.

Underwriting and advisory recorded net revenues of CHF 516 million, down from CHF 1,241 million in 4Q10 and down from CHF 606 million in 3Q11, reflecting continued low industry-wide issuance levels and completed M&A activity.

Compensation and benefits of CHF 1,364 million in 4Q11 were 25% lower than in 4Q10 and were 6% lower compared to 3Q11, mainly reflecting lower discretionary performance-related compensation expense.

Total operating expenses were CHF 2,534 million, down 14% from 4Q10 and down 3% from 3Q11.
The average one-day, 98% risk management value-at-risk (VaR) was CHF 77 million in 4Q11, compared to CHF 91 million in 4Q10 and CHF 76 million in 3Q11.

Under the accelerated plan, Basel III risk-weighted assets were reduced by CHF 35 billion in 4Q11. Credit Suisse expects to exceed the previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion nine months early, by the end of the first quarter in 2012. As Basel III will not be implemented before January 1, 2013, our Basel III risk-weighted assets were calculated for purposes of this release in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the requirements upon implementation of Basel III would result in different numbers from those used in the release.

Media Release
February 9, 2012 Page 6/14

Asset Management
Asset Management reported income before taxes of CHF 87 million in 4Q11, down 52% compared to 4Q10 and 5% compared to 3Q11. Net revenues of CHF 455 million were down 26% from 4Q10 and 3% from 3Q11.

Fee-based revenues were CHF 464 million, down 13% compared to 4Q10, and down 5% compared with 3Q11, reflecting lower asset management fees, lower performance fees and carried interest, partially offset by higher placement, transaction and other fees.

Investment-related gains were CHF 6 million compared to gains of CHF 101 million in 4Q10 and losses of CHF 17 million in 3Q11. In 4Q11, realized and unrealized gains included revenues in the industrial and transportation sectors, partially offset by unrealized losses in the energy and commodities sector.

Total operating expenses of CHF 368 million were down 16% compared to 4Q10 and 3% compared to 3Q11, reflecting lower compensation and benefits and lower general and administrative expenses.

Segment Results
in CHF million		2011	Change in %	4Q11	3Q11	4Q10
			vs. 2010
Private	Net revenues	10,877	(6)	2,574	2,610	2,914
Banking	Provision for credit losses	110	-	75	25	4
	Total operating expenses	8,419	3	2,032	2,402	2,086
	Income/(loss) before taxes	2,348	(31)	467	183	824
Investment	Net revenues	11,496	(29)	1,251	2,494	3,478
Banking	Provision for credit losses	77	-	22	59	(27)
	Total operating expenses	11,340	(11)	2,534	2,625	2,947
	Income/(loss) before taxes	79	(98)	(1,305)	(190)	558
Asset	Net revenues	2,146	(8)	455	471	617
Management	Provision for credit losses	0	-	0	0	0
	Total operating expenses	1,593	(13)	368	379	437
	Income before taxes	553	10	87	92	180

Net new assets
Credit Suisse Group reported net new assets of CHF 0.4 billion in 4Q11. Private Banking attracted net new assets of CHF 7.6 billion. Wealth Management Clients contributed net new assets of CHF 4.0 billion, driven by strong inflows from emerging markets and the UHNWI client segment. Corporate & Institutional Clients in Switzerland attracted strong inflows of CHF 3.6 billion. Compared to the end of 4Q10, Private Banking assets under management were stable, as net new assets were offset mainly by adverse market movements. Asset Management recorded net asset outflows of CHF 9.6 billion.

Capital and liquidity
Credit Suisse continued to conservatively manage its liquidity with a net stable funding ratio (NSFR) of 98%. Credit Suisse’s capital position remains very strong, with Basel 2.5 tier 1 ratio of 15.2% and Basel 2.5 Core Tier 1 ratio of 10.7% at the end of 4Q11 up 0.9 percentage points and 0.7 percentage points versus 3Q11, respectively. Our tier 1 ratio under Basel II was 18.1% as of the end of 4Q11, compared to 17.7% as of the end of 3Q11.

Media Release
February 9, 2012 Page 7/14

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 247 million in 4Q11, including CHF 414 million of severance and other compensation expenses relating to the Group-wide cost efficiency initiative, as well as net fair value gains of CHF 263 million on own debt and stand-alone derivatives. This compares to a loss before taxes of CHF 255 million in 4Q10, reflecting fair value losses on own debt of CHF 128 million.

Benefits of the integrated bank
Credit Suisse generated CHF 1.0 billion in collaboration revenues from the integrated bank in 4Q11.

Compensation 2011 and 2011 PAF2 awards
For 2011 Credit Suisse reduced total compensation, reflecting the lower absolute performance of the Group compared to 2010. The economic value of group-wide total discretionary variable incentive awards was down 41% compared to 2010 .
In addition to Credit Suisse Group share awards, the majority of which are subject to claw-back provisions, Credit Suisse introduced PAF2 awards in January 2012 as part of the deferred variable awards for senior staff for 2011. The PAF2 plan is a transfer of risk from the Group to employees, thereby contributing to risk reduction and capital efficiency. PAF2 units are linked to a diversified portfolio of derivative counterparty risks. The PAF2 awards will vest on March 31, 2012 and will result in costs of approximately CHF 500 million in 1Q12 and the change in the fair value of the PAF2 units will continue to be reflected in the results until the awards are finally settled.
The economic value of aggregate variable compensation paid to current members of the Executive Board for 2011 was down 57% versus 2010. In line with our practice over the last four years, 100% of the variable awards assigned to the members of the Executive Board were deferred.

Proposed distribution out of reserves from capital contributions**
At the Annual General Meeting on April 27, 2012, the Board of Directors will propose a distribution of CHF 0.75 per share out of reserves from capital contributions for the financial year 2011. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.
Subject to any legal restrictions applicable in their home jurisdiction, shareholders will be entitled to elect to either receive a cash distribution in the amount of CHF 0.75 per share or to receive new shares of Credit Suisse Group at a subscription ratio to be determined by the Board of Directors. The subscription ratio will be based on an issue price of the new shares equivalent to approximately 92% of the average opening price and closing price of the Credit Suisse Group shares on SIX Swiss Exchange during a period of five trading days following the Annual General Meeting, less the distribution of CHF 0.75 per share. The ex-dividend date has been set to May 9, 2012.

* Underlying results are non-GAAP financial measures. Underlying net income attributable to shareholders, underlying return on equity and underlying Core Results pre-tax income for 2011 exclude fair value gains on own debt and stand-alone derivatives of CHF 919 million (CHF 616 million after tax), litigation provisions of CHF 478 million for the US and the German tax matters (CHF 428 million after tax) and expenses in connection with cost efficiency initiatives of CHF 847 million (CHF 641 million after tax). Underlying Core Results net revenues in 2011 exclude fair value gains on own debt and stand-alone derivatives of CHF 919 million. Underlying year-to-date 2012 return on equity excludes fair value losses on own debt and stand-alone and expenses related to PAF2.

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February 9, 2012 Page 8/14

** A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to all shareholders of Credit Suisse Group on or around March 20, 2012. The conditions for the exercise of the option, including possible restrictions to its availability to some of Credit Suisse Group shareholders, will be specified in such summary document.
This press release does neither constitute an offer to buy or to subscribe for securities of Credit Suisse Group nor a prospectus within the meaning of applicable Swiss law. Shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2011 distribution solely based on the terms and conditions of the 2011 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2012 Annual General Meeting. This press release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2011 distribution. Shareholders are furthermore advised to consult their bank or financial adviser before making any decision.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;

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February 9, 2012 Page 9/14

–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found herein and/or in the Credit Suisse Financial Report 4Q11.

Media Release
February 9, 2012 Page 10/14

Presentation of 4Q11 and 2011 results

Media conference

▪	Thursday, February 9, 2012 09:00 Zurich / 08:00 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 44873817#, conference ID German - 44882122#.

Analyst and investor conference

▪	Thursday, February 9, 2012 10:30 Zurich / 09:30 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 44900939#, conference ID German - 44904567#.

Media Release
February 9, 2012 Page 11/14

Financial highlights

	in / end of			% change		in / end of				% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011		2010		YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953		5,098		(62)

of which from continuing operations	(637)	683	841	–	–	1,953		5,117		(62)

Earnings per share (CHF)

Basic earnings/(loss) per share	(0.62)	0.54	0.59	–	–	1.37		3.91		(65)

Diluted earnings/(loss) per share	(0.62)	0.53	0.59	–	–	1.36		3.89		(65)

Return on equity (%, annualized)

Return on equity attributable to shareholders	(7.7)	8.7	9.8	–	–	6.0		14.4		–

Core Results (CHF million) [1]

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429		30,625		(17)

Provision for credit losses	97	84	(23)	15	–	187		(79)		–

Total operating expenses	5,374	5,697	5,676	(6)	(5)	22,493		23,904		(6)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749		6,800		(60)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	120.1	83.6	81.6	–	–	88.5		78.1		–

Pre-tax income margin	(22.3)	15.2	18.8	–	–	10.8		22.2		–

Effective tax rate	39.8	32.0	31.0	–	–	24.4		22.8		–

Net income margin [2]	(14.2)	10.0	12.1	–	–	7.7		16.6		–

Assets under management and net new assets (CHF billion)

Assets under management	1,229.5	1,196.8	1,253.0	2.7	(1.9)	1,229.5		1,253.0		(1.9)

Net new assets	0.4	7.1	13.9	(94.4)	(97.1)	40.9		69.0		(40.7)

Balance sheet statistics (CHF million)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2	1,049,165		1,032,005		2

Net loans	233,413	226,447	218,842	3	7	233,413		218,842		7

Total shareholders' equity	33,674	33,519	33,282	0	1	33,674		33,282		1

Tangible shareholders' equity [3]	24,795	24,889	24,385	–	2	24,795		24,385		2

Book value per share outstanding (CHF)

Total book value per share	27.59	27.86	28.35	(1)	(3)	27.59		28.35		(3)

Shares outstanding (million)

Common shares issued	1,224.3	1,203.0	1,186.1	2	3	1,224.3		1,186.1		3

Treasury shares	(4.0)	0.0	(12.2)	–	(67)	(4.0)		(12.2)		(67)

Shares outstanding	1,220.3	1,203.0	1,173.9	1	4	1,220.3		1,173.9		4

Market capitalization

Market capitalization (CHF million)	27,021	28,872	44,683	(6)	(40)	27,021		44,683		(40)

Market capitalization (USD million)	28,747	31,567	47,933	(9)	(40)	28,747		47,933		(40)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	241,753	243,758	247,702	–	–	241,753		247,702		–

Tier 1 ratio (%)	15.2	14.3	14.2	–	–	15.2		14.2		–

Core tier 1 ratio (%)	10.7	10.0	9.7	–	–	10.7		9.7		–

Dividend per share (CHF)

Dividend per share	–	–	–	–	–	0.75	[5]	1.30	[6]	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,700	50,100	(2)	(1)	49,700		50,100		(1)

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure and Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Under Basel II.5 since December 31, 2011. Previously reported under Basel II. For further information, refer to IV – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management. 5 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 6 Paid out of reserves from capital contributions.

Media Release
February 9, 2012 Page 12/14

Core Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net interest income	1,661	1,634	1,670	2	(1)	6,405	6,474	(1)

Commissions and fees	2,765	3,071	3,836	(10)	(28)	12,984	14,131	(8)

Trading revenues	(36)	1,826	1,308	–	–	4,921	9,328	(47)

Other revenues	83	286	146	(71)	(43)	1,119	692	62

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429	30,625	(17)

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Compensation and benefits	3,023	3,010	3,362	0	(10)	13,151	14,562	(10)

General and administrative expenses	1,871	2,202	1,739	(15)	8	7,350	7,194	2

Commission expenses	480	485	575	(1)	(17)	1,992	2,148	(7)

Total other operating expenses	2,351	2,687	2,314	(13)	2	9,342	9,342	0

Total operating expenses	5,374	5,697	5,676	(6)	(5)	22,493	23,904	(6)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749	6,800	(60)

Income tax expense/(benefit)	(397)	332	405	–	–	671	1,548	(57)

Income/(loss) from continuing operations	(601)	704	902	–	–	2,078	5,252	(60)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income/(loss)	(601)	704	902	–	–	2,078	5,233	(60)

Net income attributable to noncontrolling interests	36	21	61	71	(41)	125	135	(7)

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953	5,098	(62)

of which from continuing operations	(637)	683	841	–	–	1,953	5,117	(62)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Statement of operations metrics (%)

Cost/income ratio	120.1	83.6	81.6	–	–	88.5	78.1	–

Pre-tax income margin	(22.3)	15.2	18.8	–	–	10.8	22.2	–

Effective tax rate	39.8	32.0	31.0	–	–	24.4	22.8	–

Net income margin [1]	(14.2)	10.0	12.1	–	–	7.7	16.6	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,700	50,100	(2)	(1)	49,700	50,100	(1)

1 Based on amounts attributable to shareholders.

Media Release
February 9, 2012 Page 13/14

Consolidated balance sheets (unaudited)
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Assets (CHF million)

Cash and due from banks	110,573	92,376	65,467	20	69

of which reported from consolidated VIEs	1,396	1,218	1,432	15	(3)

Interest-bearing deposits with banks	2,272	2,244	1,524	1	49

of which reported at fair value	405	394	0	3	–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	239,747	220,443	(1)	7

of which reported at fair value	158,673	158,281	136,906	0	16

Securities received as collateral, at fair value	30,191	28,812	42,147	5	(28)

of which encumbered	20,447	18,538	21,352	10	(4)

Trading assets, at fair value	279,553	300,342	324,704	(7)	(14)

of which encumbered	73,749	79,134	87,723	(7)	(16)

of which reported from consolidated VIEs	6,399	6,420	8,717	0	(27)

Investment securities	5,160	5,403	8,397	(4)	(39)

of which reported at fair value	5,158	5,144	7,945	0	(35)

of which reported from consolidated VIEs	41	64	72	(36)	(43)

Other investments	13,226	14,566	16,482	(9)	(20)

of which reported at fair value	9,751	11,496	13,448	(15)	(27)

of which reported from consolidated VIEs	2,346	2,291	2,334	2	1

Net loans	233,413	226,447	218,842	3	7

of which reported at fair value	20,694	19,681	18,552	5	12

of which encumbered	471	460	783	2	(40)

of which reported from consolidated VIEs	5,940	4,329	3,745	37	59

allowance for loan losses	(910)	(883)	(1,017)	3	(11)

Premises and equipment	7,193	6,936	6,725	4	7

of which reported from consolidated VIEs	646	106	72	–	–

Goodwill	8,591	8,361	8,585	3	0

Other intangible assets	288	269	312	7	(8)

of which reported at fair value	70	50	66	40	6

Brokerage receivables	43,446	57,020	38,769	(24)	12

Other assets	78,296	78,998	79,585	(1)	(2)

of which reported at fair value	35,765	36,975	39,470	(3)	(9)

of which encumbered	2,255	2,281	2,388	(1)	(6)

of which reported from consolidated VIEs	13,002	15,200	19,570	(14)	(34)

Assets of discontinued operations held-for-sale	0	0	23	–	(100)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2

Media Release
February 9, 2012 Page 14/14

Consolidated balance sheets (unaudited) (continued)
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	40,147	47,876	37,493	(16)	7

of which reported at fair value	2,721	3,075	3,444	(12)	(21)

Customer deposits	313,401	314,952	287,564	0	9

of which reported at fair value	4,599	4,534	3,537	1	30

of which reported from consolidated VIEs	221	517	54	(57)	309

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	169,373	168,394	4	5

of which reported at fair value	136,483	131,844	123,697	4	10

Obligation to return securities received as collateral, at fair value	30,191	28,812	42,147	5	(28)

Trading liabilities, at fair value	127,760	137,554	133,997	(7)	(5)

of which reported from consolidated VIEs	1,286	1,208	188	6	–

Short-term borrowings	26,116	23,176	21,683	13	20

of which reported at fair value	3,547	3,247	3,308	9	7

of which reported from consolidated VIEs	6,141	4,150	4,333	48	42

Long-term debt	162,655	164,177	173,752	(1)	(6)

of which reported at fair value	70,366	74,501	83,692	(6)	(16)

of which reported from consolidated VIEs	14,858	16,739	19,739	(11)	(25)

Brokerage payables	68,034	70,212	61,746	(3)	10

Other liabilities	63,217	62,911	62,214	0	2

of which reported at fair value	31,092	31,011	29,185	0	7

of which reported from consolidated VIEs	746	729	840	2	(11)

Total liabilities	1,008,080	1,019,043	988,990	(1)	2

Common shares	49	48	47	2	4

Additional paid-in capital	21,796	21,159	23,026	3	(5)

Retained earnings	27,053	27,804	25,316	(3)	7

Treasury shares, at cost	(90)	0	(552)	–	(84)

Accumulated other comprehensive income/(loss)	(15,134)	(15,492)	(14,555)	(2)	4

Total shareholders' equity	33,674	33,519	33,282	0	1

Noncontrolling interests	7,411	8,959	9,733	(17)	(24)

Total equity	41,085	42,478	43,015	(3)	(4)

Total liabilities and equity	1,049,165	1,061,521	1,032,005	(1)	2

	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,868.1	1,868.1	1,468.3	0	27

Common shares issued (million)	1,224.3	1,203.0	1,186.1	2	3

Treasury shares (million)	(4.0)	0.0	(12.2)	–	(67)

Shares outstanding (million)	1,220.3	1,203.0	1,173.9	1	4

Fourth Quarter and
Full-Year 2011 Results
Presentation to Investors and Analysts
February 9, 2012

Disclaimer
Cautionary statement regarding forward-looking statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-
looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31,
2010 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2011 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
Statement regarding non-GAAP financial measures
This presentation also contains non-GAAP financial measures. Information needed to reconcile such non-
GAAP financial measures to the most directly comparable measures under GAAP can be found in this presentation and our fourth quarter report 2011.
Statement regarding Basel 3 disclosures
As Basel 3 will not be implemented before January 1, 2013, we have calculated our Basel 3 risk-weighted assets for purposes of this presentation in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the requirements upon implementation of Basel 3 would result in different numbers from those shown in this presentation.
February 9, 2012
2

Introduction
Brady W. Dougan, Chief Executive Officer

Key messages       (1/2)
February 9, 2012
4
Significant progress
in transitioning
the business to the
new environment
4Q11 results reflect
challenging markets,
low client activity
and financial impact
of measures taken to
adapt our business
Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in the supplemental slides of this presentation.
1 Excluding impact from Partner Asset Facility 2 award granted and expensed in 1Q12
▪ 4Q11 net loss of CHF (0.6) bn, including impact from pre-tax losses of CHF (1.0) bn from business realignment costs, strategic exits from businesses and the accelerated risk reduction, particularly in fixed income
▪ 2011 net income of CHF 2.0 bn; underlying net income of CHF 2.4 bn with return on equity of 6.0%; underlying return on equity of 7.3%
▪ Private Banking with net new assets of CHF 7.6 bn in 4Q11
 − Strong net asset inflows of CHF 44.5 bn in 2011
▪ Sizeable and accelerated Basel 3 risk-weighted asset reduction, exceeding our original end 2012 goal in 1Q12, nine months early
▪ Completed expense reduction measures to deliver CHF 1.2 bn run-rate savings from the start of 20121
▪ Encouraging early progress to enhance profitability in Private Banking

Key messages       (2/2)
February 9, 2012
5
Further
strengthening
of key
financial
ratios
Basel 2.5: Tier 1 ratio of 15.2%; increased by 0.9%
 and core tier 1 ratio of 10.7%; increased by 0.7%
Basel 3:
Liquidity: Basel 3 NSFR liquidity ratio further increased to 98%
Dividend
2011 proposal
▪ Proposed distribution of CHF 0.75 per share, free of Swiss withholding tax
▪ Scrip alternative, to allow shareholders the option to receive payment in form of shares, at a discount of approximately 8%
Good start
in 2012
▪ While the economic and market environment remains uncertain, our year-to-date underlying1 return on equity is consistent with our 15% target level, including the benefit from our risk and cost reduction plans
1 Underlying results are non-GAPP financial measures. Excluding impact from movements in spreads on own debt and expense related to Partner Asset Facility 2 awards granted in 1Q12
▪ CET1 ratio of 13% at end 2012, well in excess of 6% FINMA requirement
▪ "Look through" CET1 ratio at 7% at end 2012, increasing to 10% by end 2013

331
295
248
215
190
2Q11
3Q11
4Q11
1Q12
4Q12

Run-rate expense reduction (vs. to 1H11) in CHF bn

1.2
0.8
2.0
Reduction from start 2012
Additional reduction
Total by end 2013

Targeted pre-tax income impact in CHF mn

300
600
800
2012
2013
2014

CREDIT SUISSE

Adapting business to the new environment
February 9, 2012
6
▪ Sizeable and accelerated risk-weighted asset
 reduction in 4Q11 and 1Q12
▪ Original end 2012 goal to be already achieved by
 end 1Q12, nine months early
▪ Previously announced end 2012 target to be
 exceeded by USD 39 bn
▪ Actions implemented to achieve an annualized
 CHF 1.2 bn run-rate expense reduction in 1Q121
▪ Remain committed to the total CHF 2 bn reduction target
 by end 2013
▪ Increased compensation cost flexibility, with
 substantially lower costs from deferred compensation to be
 expensed in 2012 and beyond
▪ Cost reductions and increased flexibility will primarily
 improve performance in Investment Banking
▪ Encouraging early progress towards
 enhanced profitability
▪ Clariden Leu integration announced and
 well advanced
▪ Onshore expansion in Japan
▪ Continued growth momentum in ultra-
 high-net-worth client segment
Goal
Accelerated risk-weighted asset
reduction in Investment Banking
Enhance Private Banking
profitability
Basel 3, in USD bn
Significantly reduced expense
base and improved cost flexibility
1 Excluding impact from Partner Asset Facility 2 award granted and expensed in 1Q12
229
As announced
at 3Q11 results

Financial results
David Mathers, Chief Financial Officer

 4.5 6.8 7.0 25.4 30.6
 (1.0) 1.0 1.3 2.7 6.8
 (0.6) 0.7 0.8 2.0 5.1
 (0.62) 0.53 0.59 1.36 3.89
 (8)% 9% 10% 6% 14%
 4Q11 3Q11 4Q10 2011 2010
 4.3 5.5 7.1 24.5 30.3
        Pre-tax income                                                    (0.8) 0.5 1.5 3.2 7.2
 (0.5) 0.4 1.0 2.4 5.0
 (0.49) 0.34 0.71 1.71 3.79
 - 9% 21% 13% 24%
 (6)% 6% 12% 7% 14%
 0.4 7.1 13.9 40.9 69.0
Core results overview
February 9, 2012
8
Underlying in CHF bn
Net revenues
Net income attributable to shareholders
Diluted earnings per share in CHF
Pre-tax income margin
Return on equity
Net new assets in CHF bn
Reported in CHF bn
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Return on equity
Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in the supplemental slides of this presentation.

 4Q11 2011
 (1.0) 2.7
 (0.2) (0.9)
 0.4 0.8
 - 0.5
 (0.8) 3.2

  (0.6) (1.0)
 (0.2) 4.2
in CHF bn
Reported pre-tax income/(loss)
 Gains from movements in spreads on own debt1
 Realignment charges
 Litigation provisions
Underlying pre-tax income/(loss)
 Of which pre-tax losses in Investment Banking,
 particularly in fixed income, relate to businesses
 we are exiting and the accelerated risk reduction:

Overview on significant items
February 9, 2012
9
Note: numbers may not add due to rounding
Underlying results are non-GAAP financial measures.
1 Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
Realignment charges
▪ Associated with CHF 2.0 bn expense
 reduction program
▪ Part of the CHF 1.2 bn previously
 announced charges; remaining charges
 of CHF 350 mn to CHF 400 mn
 expected over the course of 2012
Litigation provisions
▪ Recorded in 3Q11 in connection with
 German and US tax matters

(0.1)
(1.0)
(0.1)
(1.2)

Achievements in Investment Banking

(0.3)
(0.4)
(0.1)
(0.8)

Additional measures for remainder of 2012/13

CHF 2.0 bn

CREDIT SUISSE

▪ Compensation expense to decline, driven by
 reduction primarily in senior staff as we rationalize
 and reallocate resources
▪ Improved efficiency by rationalizing country,
 industry and product coverage; reallocated
 resources to growth markets
▪ Downscaled/exited less capital efficient businesses
On target to deliver CHF 2 bn expense reduction by end 2013
February 9, 2012
10
1 Excluding impact from Partner Asset Facility 2 award granted and expensed in 1Q12
Total savings of
by end 2013
in CHF bn
Achieved CHF 1.2 bn expense reduction
going into 1Q12
Reduce expenses further by CHF 0.8 bn
by end 2013
▪ Benefit from cost savings in Private Banking, including
 integration of Clariden Leu
▪ Streamlining operations and support infrastructure
 − create single processing platform
 − combine support functions
▪ Implement vendor management initiative
▪ Other operating expense savings to be offset by costs
 related to regulatory requirements
Private
Banking
Investment
Banking
Asset
Management
in CHF bn
Private
Banking
Investment
Banking
Asset
Management
Goal
1Q121
Goal
end
2013

2.8
4.1
3.0
2.0
0.5
1.0
1.5
2009
2010
2011

5.3
5.9
0.5
3.2
2009
2010
2011

CREDIT SUISSE

Material reduction in variable incentive compensation
awards and deferred compensation going into 2012
February 9, 2012
11
6.9
5.0
3.0
Unrestricted cash
Deferred compensation
Value of granted variable incentive
compensation awards by year in CHF bn
Total deferred compensation - awarded
but not yet expensed at each year-end in CHF bn
1 Partner Asset Facility 2 (PAF2) award granted and expensed in 1Q12
1
3.7
1
2.5
(37)%
(41)%
▪ Variable incentive compensation
 awards granted for 2011 are down
 41%
▪ Increased compensation cost
 flexibility going into 2012 given
− lower headcount
− reduction by CHF 2.2 bn, or 37%, in
 compensation expenses deferred
 from prior years
▪ Aggregate variable compensation
 for current Executive Board down
 57% vs. 2010; no cash variable
 compensation awards, consistent
 with past four years

Deferred compensation award Partner Asset Facility 2 (PAF2)
February 9, 2012
12
Awarded to over 6,000 senior staff throughout Credit Suisse
as part of 2011 incentive compensation
Effective mechanism to transfer risk from the firm to employees
Aligns the risk reward for our employees with those of our shareholders
While being a multi-year instrument, it will be expensed immediately to ensure instant risk transfer and result in a charge of approx. CHF 0.5 bn in 1Q12

 4Q11 3Q11 4Q10 2011 2010
 2,574 2,610 2,914  10,877 11,631
 75 25 4 110 18
 1,127 1,115 1,201 4,601 4,737
 905 809 885 3,340 3,406
 - 478 - 478 44
 2,032 2,402 2,086 8,419 8,187
 467 183 824 2,348 3,426
 18% 25% 28% 26% 30%
 7.6 7.4 9.6 44.5 54.6
Private Banking full-year results with strong inflows in a continued
weak environment; targeting performance improvement
February 9, 2012
13
▪ Strong net inflows of CHF 44.5 bn in 2011;
 strong contribution from all regions
▪ Adjusted for litigation provision, pre-tax
 income was CHF 2.8 bn, down 18%
 from 2010
▪ 2011 credit provisions increased due to
 lower provision releases; new provisions
 remained stable (despite increase in 4Q11)
 reflecting the sound quality of our loan book
▪ Regulatory requirements and non-credit-
 related provisions resulted in higher other
 operating expenses in 4Q11
1 Excluding litigation provisions
2 Against the US dollar and Euro
in CHF mn
Net revenues
Provision for credit losses
 Compensation and benefits
 Other operating expenses1
 Litigation provisions
Total operating expenses
Pre-tax income
Pre-tax income margin1
Net new assets in CHF bn
Adverse impact from the strengthening2 of Swiss Franc
▪Revenues CHF (844) mn
▪Pre-tax income CHF (550) mn
Full-year pre-tax income1 down only 3% at constant FX rates

632
909
923
523
816
809
435
821
863
2'403
3'679
3'747
2'183
3'440
3'407
4Q10
3Q11
4Q11
2010
2011

Wealth Management full-year results with subdued client activity, low interest income and reduction in assets under management
February 9, 2012
14
 QoQ/FY: Down reflecting lower client
  activity
 Drivers: Investor confidence and risk
  appetite
2,464
2,148
2,119
120
31
44
45
114
28
43
43
109
22
43
44
778
752
824
Gross margin in basis points
9,829
9,030
120
29
45
46
114
28
43
43
792
821
Net revenues in CHF mn
(4)%
FY = Full year AuM = Assets under management
 QoQ: Stable with higher investment
  account fees offset by lower
  banking services fees
 FY: Down reflecting lower avg. AuM
 Drivers: Asset levels, net inflows, FX,
  growth in UHNWI segment
 QoQ: Up due to slightly higher loan &
  deposit volumes
 FY: Down reflecting continued low
  interest rates
 Drivers: Interest levels and volumes
FY: down 4%, as strong inflows were
more than offset by lower equity
markets and FX movements
Average
AuM
in CHF bn
Transaction
based
revenues
Recurring
commissions
& fees
Net interest
income

4.0
6.6
11.5
15.7
10.4
7.6
13.7
6.1
1Q
2Q
3Q
4Q
2011 by region

CREDIT SUISSE

Wealth Management with well diversified inflows across all
regions for the year
February 9, 2012
15
▪ Cumulative inflows of CHF 162 bn since
 end 2007, with annual growth around 5%,
 despite adverse market and macro
 environment
▪ Net new asset growth rate of 4.7% in
 2011
▪ 4Q11 and 2011 with continued strong
 inflows from emerging markets and ultra-
 high-net-worth clients
▪ 13% growth rate in Asia Pacific in 2011
37.8
Europe, Middle
East, Africa
(EMEA)
Americas
Switzerland
Asia Pacific
(APAC)
2011
Net new assets in CHF bn

 4Q11 3Q11 4Q10 2011 2010
 455 462 450 1,847 1,802
 32 5 (10) 27 (52)
 240 240 242 940 956
 183 217 218 880 898
 40% 47% 48% 48% 50%
 3.6 0.8 1.5 6.7 9.3
Corporate & Institutional Clients business continues to deliver strong results
February 9, 2012
16
▪ Continued strong pre-tax margin in 4Q11 and 2011
▪ Strong net new asset contribution
▪ Credit provisions increased in 4Q11 but remain low in 2011
▪ The loan portfolio quality remained very strong
 − Over 65% collateralized by mortgages and securities
 − Counterparties mainly Swiss corporates, including real estate industry
 − Sound credit quality with low concentrations
in CHF mn
Net revenues
 Provision for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn

Encouraging early progress in Private Banking to enhance
profitability
February 9, 2012
17
Actions and
achievements
so far
Continue to rebalance the business towards growth areas
▪ Added 100 senior RMs, of which 1/3rd focusing on ultra-
    high-net-worth clients, while reducing total headcount
    by 400 during 2011
▪ Acquisition of onshore franchise in Japan
▪ Announced and well on track to deliver the financial and
    operational benefits from the integration of Clariden Leu
1 External effects (e.g. continued low interest rates, higher credit provisions) are a potential risk to partially offset the benefit from the initiative-driven increase
Programs
initiated
Ultra-
high-net-
worth
Onshore
Cross-
border
▪ Investment in UHNW franchise servicing the fastest-
 growing and most profitable client segment
▪ Efficiency and growth programs
▪ In response to structural changes, evolve to a more cost
 efficient infrastructure for Western European markets
▪ Focused on economically attractive markets and
 segments, including dedicated service model for
 international affluent clients
Pre-tax income impact1 in CHF mn

 4Q11 3Q11 4Q10 2011 2010
 516 606 1,241 3,017 4,006
 36 762 888 3,886 6,446
 758 1,182 1,387 4,738 5,884
 (59) (56) (38) (145) (122)
 1,251 2,494 3,478  11,496 16,214
 22 59 (27) 77 (97)
 1,364 1,449 1,823 6,667 8,033
 1,170 1,176 1,124 4,673 4,747
 2,534 2,625 2,947 11,340 12,780
 (1,305) (190) 558 79 3,531
 - - 16% 1% 22%
 248 295 330 248 330
Investment Banking results
February 9, 2012
18
in CHF mn
 Advisory and underwriting
 Fixed income sales & trading
 Equity sales & trading
 Other
Net revenues1
Provision for credit losses
 Compensation and benefits
 Other operating expenses2
Total operating expenses
Pre-tax income
Pre-tax income margin
Basel 3 RWA in USD bn
▪ 2011 results impacted by difficult
 trading environment, exacerbated by
 losses from businesses we are
 exiting and from significant Basel 3
 RWA reduction
▪ Significantly lower fixed income results;
 challenging trading conditions in
 Securitized Products and Credit
▪ Resilient equities revenues
 notwithstanding lower client trading
 flows
▪ Solid underwriting and advisory
 revenues, consistent with lower
 industry-wide transaction volumes
1 Includes fair value losses on Credit Suisse vanilla debt of (50) mn, (47) mn, (54) mn, (197) mn, (232) mn, and DVA related to structured note liabilities of 182 mn, 538 mn, 15 mn, 698 mn and (73) mn in
4Q11, 3Q11, 4Q10, 2011 and 2010, respectively. Includes OIS adjustment of 52 mn, (83) mn and (146) mn in 4Q11, 3Q11 and 2011, respectively.
2 Includes UK bank levy accrual of 25 mn, 90 mn and 115 mn in 4Q11, 3Q11 and 2011, respectively

Investment Banking revenues impacted by volatile trading environment, exacerbated by losses from exit business and RWA reduction
February 9, 2012
19
▪ Losses from businesses we are exiting
 and from significant risk-weighted
 asset reduction impact:
 - Revenues by CHF (469) mn
 - Pre-tax income by CHF (567) mn
▪ Substantial Basel 3 risk-weighted
 asset reduction (RWA) of USD 47 bn
 in 4Q11
▪ Adjusted revenue of CHF 1,720 mn,
 down 31% from 3Q11
Net revenues in CHF mn
Adjusted
revenues 4Q11
Losses from
businesses we
are exiting
Losses due to
RWA reduction
Reported
revenues 4Q11

331
295
248
215
190
190
2Q11
3Q11
2011
1Q12
2012
2013

- **Significant acceleration** of RWA reduction with **USD 83** bn achieved in 2H11
- Expect to **exceed original end 2012 target** of USD 229 bn **nine months early** and to end 1Q12 at USD 215 bn
- **Further reducing end 2012 target** by USD 39 bn to USD 190 bn

CREDIT SUISSE

Accelerated RWA reduction with USD 83 bn achieved in 2H11;
expect to exceed original end 2012 goal nine months early
February 9, 2012
20
Investment Banking Basel 3 risk-weighted assets in USD bn
Goal
As announced
at 3Q11 results
End:
(43)%
(16)%
(27)%
USD 83 bn
already
achieved
Additional
USD 33 bn
expected by
end 1Q12
229

Significantly lower Fixed Income revenues reflect challenging market conditions, losses from exit businesses and RWA
reduction
February 9, 2012
21
▪ 4Q11 results impacted by volatile trading
 conditions, subdued market activity and
 low liquidity
▪ Underperformance exacerbated by losses
 from exit businesses of CHF (320) mn
▪ Securitized Products with revenues of
 CHF (201) mn including losses on inventory
 sales of CHF (149) mn as we reduced
 RWAs, and losses on hedges
▪ Credit with mark-to-market losses on client
 inventory positions, particularly in
 investment grade trading
▪ Emerging Markets and Commodities
 somewhat weaker due to lower market
 activity
▪ Rates and FX remained resilient
Fixed income sales & trading revenues in CHF mn
Note: Includes fair value losses on Credit Suisse vanilla debt of CHF (49) mn, CHF (42) mn, CHF (45) mn, CHF (209) mn and CHF (178) mn, and DVA related to certain structured note liabilities of CHF 5 mn,
CHF 266 mn, CHF 180 mn, CHF (10) mn and CHF 460 mn, in 4Q10, 3Q11, 4Q11, 2010 and 2011, respectively. Includes OIS adjustment CHF (146) mn, CHF (83) mn, and CHF 52 mn in 2011, 3Q11 and 4Q11,
respectively.

42	30	26
	73	48	37
	23	22	20
	19	17	16
	57	48	14
	230	**180**	**125**

 6 5 4
 10 9 8
Macro
(Rates & FX)
Fixed Income
businesses
Securitized
Products
Credit
Emerging
Markets
Commodities
Total Fixed
Income
Other
Wind-down
1 3Q11 figures adjusted to reflect the allocation from other Fixed Income businesses to wind-down for comparative purposes
Fixed Income Basel 3 risk-weighted assets reduced by 22%
in 4Q11; target further 31% reduction by end 2012
22
February 9, 2012
Basel 3 risk-weighted assets in USD bn
 3Q111 4Q11 Target end 2012
(22)%
(31)%
(28)%
(34)%
(4)%
(11)%
(14)%
(23)%
(9)%
(6)%
4Q11 risk-weighted assets reduction update
4Q11 Fixed Income wind-down update
▪ Completed exit of CMBS origination
▪ Reduction of long-dated trades in Rates
▪ Risk reduced by 60% in correlation book in Credit
▪ Reduced net exposures in hard currency trading in
 Emerging Markets by 40%
▪ Continued reduction of legacy wind-down portfolio
 through asset sales
▪ Significant reduction of low-rated positions in
 Securitized Products
▪ Reduction of derivatives exposure
▪ Reduction of market risk and credit risk
(14)%
(71)%

1'387
1'182
758
4Q10
3Q11
4Q11
5'884
4'738
2010
2011

CREDIT SUISSE

Resilient Equity sales & trading results in view of subdued client trading flows
February 9, 2012
23
Equity Sales & Trading revenues in CHF mn
Note: Includes DVA related to certain structured note liabilities of CHF 10 mn, CHF 272 mn, CHF 2 mn, CHF (63) mn and CHF 238 mn, and fair value losses on Credit Suisse vanilla debt of CHF (5) mn,
CHF (5) mn, CHF (5) mn CHF (23) mn and CHF (20) mn, and in 4Q10, 3Q11, 4Q11, 2010 and 2011, respectively.
▪ Solid Prime Services performance
 with increased client balances
▪ Resilient Cash Equities revenues
 despite declining client trading volumes
 in the quarter; maintained market-
 leading position in 2011
▪ Derivatives performance impacted by
 reduced customer flows and hedging
 losses related to conservative risk
 positioning

350
297
594
181
113
312
176
111
229
4Q10
3Q11
4Q11
1'090
902
2'015
857
719
1'441
2010
2011

CREDIT SUISSE

Underwriting & advisory revenues solid; in line with lower
industry-wide transaction volumes
February 9, 2012
24
4,006
3,017
Underwriting & Advisory revenues in CHF mn
Equity underwriting
Advisory
Debt underwriting
1,241
606
516
▪ Solid underwriting and advisory
 results in light of low industry-wide
 levels of debt and equity issuance and
 M&A activity
▪ Increased market share and ranking
 in global equity capital markets in 2011
▪ #1 share of investment banking fees in
 Asia Pacific (ex-Japan) in 2011;
 increased share of wallet in EMEA

 4Q11 3Q11 4Q10 2011 2010
 464 489 532 1,865 1,833
 6 (17) 101 305 432
 (15) (1) (16) (24) 67
 455 471 617  2,146 2,332
 204 219 250 932 1,082
 164 160 187 661 747
 368 379 437 1,593  1,829
 87 92 180 553 503
 45 48 50 44 43
 19% 19% 29% 26% 22%
 (9.6) 0.2 4.5 (0.9)  20.6
 408 410 426 408 426
Asset Management with stable fee margins and lower costs
February 9, 2012
25
in CHF mn
 Fee-based revenues
 Investment-related gains/(losses)
 Other revenues1
Net revenues
 Compensation and benefits
 Other operating expenses
Total operating expenses
Pre-tax income
Fee-based margin
Pre-tax income margin
Net new assets in CHF bn
Assets u. management in CHF bn
▪ Full-year results with growth in fee-
 based revenues
▪ Stability of results improving with less
 dependency on investment-related
 gains
▪ Full-year with significantly reduced
 expenses
▪ 2H11 investment-related gains and
 annual performance fees negatively
 impacted by market conditions
1 Equity participations gains/losses and other revenues

Strategic realignment in Asset Management delivering tangible improvement in results; pre-tax income margin in 2011 increased to 26%
February 9, 2012
26
1 Excluding CHF 143 mn gains on securities purchased from our money market funds
Higher fee-based revenues
▪ Higher placement fees and equity
 participations revenues
▪ Higher carried interest from private
 equity realizations more than offset
 lower performance fees
Lower operating expenses
▪ Business realignment and back-
 office restructuring
Strengthening of Swiss Franc with
 adverse impact (2011 vs. 2010)
▪ Revenues CHF (239) mn
▪ Pre-tax income CHF (69) mn
Pre-tax income progression 2011 vs. 2010 in CHF mn
FX
impact
2011
Business is less
dependent on
investment-related gains
FX neutral
Pre-tax income
margin
26%
16%
2010
1
1
Higher
fee-based
revenues
Lower
investment-
related revenues
Higher other
revenues
Lower
operational
expenses

Asset Management with strong inflows in targeted higher margin busi-
nesses offset by fund closures and outflows from low margin products
February 9, 2012
27
Net new assets 2011 in CHF bn
▪ Strong underlying inflows of CHF 12.1
 bn, primarily in higher margin
 alternative investments
▪ Outflows of CHF (5.9) bn due to
 proactive decision to close-down
 certain product lines and from private
 equity investment sales
▪ Outflows of CHF (7.1) bn from low
 margin pension advisory services
 business
Inflows excl. disc.
businesses,
investment sales and
pension advisory
services
Pension
advisory
services
Total
2011
Discontinued
businesses &
investment sales
(7.1)
Low
gross margin
Alternative
investments
Traditional
investments1
1 Multi-Asset-Class-Solutions, Fixed Income & Equity
12.1

 27.1 26.6 26.6 25.9 24.4 24.1 +1.8
 38.0 37.1 37.7 36.8 35.0 35.2 +1.6
 210.4 210.1 218.7 241.8 243.8 247.7 (5.9)
 12.9% 12.6% 12.2% 10.7% 10.0% 9.7% +1.0%
 18.1% 17.7% 17.2% 15.2% 14.3% 14.3% +0.9%
  Basel 2  Basel 2.5
in CHF bn 4Q11 3Q11 4Q10 4Q11 3Q11 4Q10 YoY change
 Core tier 1 capital
 Tier 1 capital
Risk-weighted assets
Core tier 1 ratio1
Tier 1 ratio
Improved already strong capital base
February 9, 2012
28
▪ Credit Suisse transitioned to Basel 2.5 from 1.1.2011
▪ Further improvement in capital ratios
▪ In addition to Basel 2.5 capital, Credit Suisse has additional loss-absorbing conditional capital of CHF 7.7 bn2
1 Excludes hybrids instruments
2 Buffer Capital Notes (BCN) of CHF 1.9 bn issued and CHF 5.8 bn committed to be exchanged in October 2013 as per February 2011 agreement.

Substantial reduction in Basel 3 risk-weighted assets; end
state to be achieved by end 2012
February 9, 2012
29
Basel 3 risk-weighted assets in CHF bn
1 Adjusting for end 4Q11 USD/CHF exchange rate of 0.94 added CHF 30 bn to previous goal of CHF 290 bn with the corresponding benefit to capital
As announced
at 3Q11
results1
End:
▪ Significantly accelerated reduction in Basel
 3 risk-weighted assets
▪ Original end 2012 target to be achieved by
 end 1Q12, nine months early
▪ Original end 2012 target expected to be
 exceeded by CHF 37 bn
▪ Achieving our 2013 goals allows for growth
 thereafter, primarily in Private Banking
(16)%
(8)%
(24)%
Goal

Solid Basel 3 end 2012 Common Equity Tier 1 ratio of 12.9%
February 9, 2012
30
1 Cumulative fair value changes from movements in spreads on our vanilla debt and structured notes, net of tax
2 Bloomberg consensus net income estimates for 2012, less actual 2011 dividend of CHF 0.75 per share and less 2012 dividend assumed to be the same as the dividend accrual in 2011. Assumes 50% of dividends will be distributed as cash and 50% as shares. Not endorsed or verified and used solely for illustrative purposes. Actual net income and dividends may differ significantly.
17.0%
15.6%
Common
equity tier 1
capital
(CET1)
Additional
issued and to
be exchanged
loss-
absorbing
capital4
▪ Solid end 2012 capital
 ratios with CET1 ratio
 of 12.9%, as per
 proposed FINMA capital
 ordinances
▪ Additional 2.7% layer
 from loss-absorbing
 contingent capital
Basel 3 CET1 capital simulation in CHF
bn
Regulatory
deductions1
Retained
earnings
20122
Other
impacts3
End:
Basel 3 ratios in %
CET1 ratio
12.9%
2.6%
2.7%
14.4%
12.9%
3 Benefit from the expected settlement of share-based compensation included in consensus net income with shares issued from conditional capital and other expected movements and deductions in regulatory capital
4 Buffer Capital Notes (BCN) of CHF 1.9 bn issued and CHF 5.8 bn committed to be exchanged in October 2013 as per February 2011 agreement.
Shareholders'
equity
end 2011
CET1
capital
end 2012

Strong funding and liquidity
February 9, 2012
31
Assets
Equity & liabilities
Note: Basel 3 liquidity rules and calculation of NSFR and LCR ratios are not finalized; statements and ratios shown here are based on interpretation of current proposals. 1 Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Includes due from/to banks 3 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets 4 Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts LTRO = Longer-term refinancing operation by the European central bank
Reverse 201
repo
Encumbered 74
trading assets
1,049
1,049
Funding- 139
neutral assets1
Cash2 113
Unencumbered 150
liquid assets4
Customer 228
loans
Other 144
longer-maturity assets
Repo 207
Short positions 68
Funding- 139
neutral liabilities1
Short-term debt2 100
Other short-term liab.3 53
Customer  278
deposits
Long-term debt 163
Total equity 41
122%
coverage
Match
funded
414
635
▪ Well prepared for Basel 3 liquidity requirements
 - Basel 3 "Net Stable Funding Ratio (NSFR)"
 (1-year) estimated at around 98%
 - Short-term (30 days) liquidity under Swiss regulation
 well in excess of requirement; approach similar to the
 Basel 3 "Liquidity coverage ratio (LCR)"
▪ Regulatory leverage ratio at 4.6% (Basel 2.5)
▪ Funding spreads remain amongst the tightest amongst
 peers
▪ Utilized only 12% of Swiss mortgage book for secured
 funding (Pfandbrief and other covered bond issuances)
▪ No intention to participate in current or new LTRO facility given our very strong funding and liquidity position and low inventory of EUR collateral
Assets and liabilities by category (end 4Q11 in CHF bn)

Summary
Brady W. Dougan, Chief Executive Officer

Summary
February 9, 2012
33
Significant
progress in
transitioning
the business
to the new
environment
▪ Sizeable and accelerated Basel 3 risk-weighted asset reduction, exceeding our original end 2012 goal in 1Q12, nine months early
▪ Completed expense reduction measures to deliver CHF 1.2 bn run-rate savings from the start of 20121
▪ Encouraging early progress to enhance profitability in Private Banking
Further
strengthening
of key
financial
ratios
▪ Increased Basel 2.5 tier 1 ratio to 15%
▪ Basel 3 CET1 ratio of 13% at end 2012, well in excess of 6% FINMA requirement
▪ NSFR liquidity ratio further increased to 98%
1 Excluding impact from Partner Asset Facility 2 award granted and expensed in 1Q12
2 Underlying results are non-GAAP financial measures. Excluding impact from movements in spreads on own debt and expense related to Partner Asset Facility 2 awards granted in 1Q12
Good start
in 2012
▪ While the economic and market environment remains uncertain, our year-to-date underlying2 return on equity is consistent with our 15% target level, including the benefit from our risk and cost reduction plans

Supplementary information

 Slide
 36 to 37
 38
 39
 40
 41
 42
 43
 44
 45
 46
 47 to 48
Table of contents
February 9, 2012
35

Reconciliation from reported to underlying results
Revenue and expenses currency mix
Results in Corporate Center
Collaboration revenues
"Look through" Common Equity Tier 1 simulation (Basel 3)
Glide-path towards end 2018 requirements
Selected European credit risk exposure
Compensation expenses trend
Investment Banking results in USD
Continued client market share momentum in Investment Banking
Loan portfolio characteristics

 3Q11 4Q11 2011 3Q11 4Q11 2011 3Q11 4Q11 2011 3Q11 2011 3Q11 4Q11 2011
 6,817 4,473 25,429 (1,286) (209) (919)  -   -   -   -   -  5,531 4,264 24,510
        84 97 187  -   -  -  -   -   -                -  -  84 97 187
 5,697 5,374 22,493  -   -   -  (291) (414) (847) (478) (478) 4,928 4,960 21,168
 1,036 (998) 2,749 (1,286) (209) (919) 291 414 847 478 478 519 (793) 3,155
 332 (397) 671 (407) (32) (303) 82 76 206 50 50 57 (353) 624
 21 36 12           -   -   -   -   -   -  -   -               21 36  125
 683 (637) 1,953  (879) (177) (616) 209 338 641 428 428 441 (476) 2,406
 8.7% (7.7)% 6.0%         5.6% (5.7)% 7.3%
Reconciliation from reported to underlying results 2011
February 9, 2012
36

Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity
Reported
Underlying
Impact from movements
in spreads on own debt1
Business realignment
costs
Non-
credit-related
provision
Note: numbers may not add to total due to rounding
1 Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
CHF mn

  4Q10 2010  4Q10 2010 2010 2010  2010  4Q10 2010
  6,960 30,625  186 (343)    -   -     -   7,146 30,282
  (23) (79)    -  -    -   -    -   (23) (79)
  5,676 23,904    -   -  (404) (289)   -   5,676 23,211
  1,307 6,800  186 (343)  404 289   -   1,493 7,150
  405 1,548  40 (124)   -  116  488  445 2,028
   - (19)   -  -   -   -      -  (19)
  61 135    -   -     -   -     -  61  135
  841 5,098  146 (219)  404 173  (488)  987 4,968
  9.8% 14.4%          11.5% 14.1%
Reconciliation from reported to underlying results 2010
February 9, 2012
37

Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Discontinued operations
Noncontrolling interests
Net income
Return on equity
Reported
Underlying
Impact from movements
in spreads on own debt1
UK
bonus levy
Normalization
to tax rate
of 28%
Note: numbers may not add to total due to rounding
1 Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
CHF mn
Litigation
provisions

Currency mix
February 9, 2012
38
Net revenues

Total expenses1

CHF mn
Contribution
1 Total operating expenses and provisions for credit losses
2 Based on 12M11 revenue and expense levels, currency mix and average exchange rates
Sensitivity analysis2
▪ A 10% movement in the
 USD/CHF exchange rate
 affects FY 2011 PTI by CHF
 464 mn
▪ A 10% movement in the
 EUR/CHF exchange rate
 affects FY 2011 PTI by CHF
 258 mn
Credit Suisse Core Results
FY 2011 CHF USD EUR GBP Other
 25,429 21% 50% 16%  4%  9%
 22,680 35% 35%  6% 11% 13%

 2010 1Q11 2Q11 3Q11 4Q11 2011
 (660) (745) (190) 951 (247) (231)

 (592) 562 (93) (1,336) (263) (1,130)
 - 47  -  -   - 47
 216 - - - - -
 404 -  -  - - -

 -  - 142 291 414 847
 (632) (136) (141) (94) (96) (467)
Results in the Corporate Center
February 9, 2012
39

Reported pre-tax-income / (loss)
 Losses / (gains) from the movement
 of spreads on own debt1
 Impairment in a equity method investment
 Litigation provisions
 UK bonus levy
 Business realignment costs
Adjusted pre-tax income / (loss)
Note: Adjusted results are non-GAAP financial measures
1 Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
CHF mn
The underlying Corporate Center pre-tax loss reflects:
▪ consolidation and elimination adjustments
▪ expenses for centrally sponsored projects
▪ certain expenses and revenues that have not been allocated to the segments

4.4
4.3
1.1
1.1
1.0
1.0
2010
2011
1Q11
2Q11
3Q11
4Q11

- Resilient full year 2011 contribution from collaboration revenues
- In 2011, CHF 6.4 bn of assets referred to Private Banking
  - Net new assets of CHF 3.2 bn
  - Custody assets of CHF 3.2 bn

CREDIT SUISSE

Collaboration revenues
February 9, 2012
40
Collaboration revenues in CHF bn and as % of net revenues (core results)
Collaboration revenues target range of 18%
to 20% of net revenues
14%
17%
14%
18%
15%
22%
Note: numbers may not add due to rounding

36.6
(8.9)
(7.6)
20.1
Other impacts2
4.6
4.2
28.8

2012
2013

CREDIT SUISSE

"Look through" Common Equity Tier 1 simulation (Basel 3)
February 9, 2012
41
1 Bloomberg consensus net income estimates and assumes 2012 dividend to be the same as the dividend accrual in 2011. Assumes 50% of dividends will be distributed as cash and 50% as shares. Not endorsed or verified and used solely for illustrative purposes. Actual net income and dividends may differ significantly.
12.5%
9.8%
Common equity
tier 1 capital
(CET1)
Additional
issued and to
be exchanged
loss-absorbing
capital3
Comments on "look
through" view:
▪ Assumes full transition to
    2019 capital structure already
    as of 1.1.2013
▪ Does not reflect regulatory
    transition requirements
    under BIS or as per FINMA
▪ Not relevant for trigger
    mechanism of recent BCN
    transactions
Illustrative Basel 3 CET1 "look
through" capital simulation in CHF bn
Regulatory
deductions
Retained
earnings
20131
End:
"Look through"
Basel 3 ratios
Goodwill
"Look
through" CET1
ratio 7.1%
"Look
through" CET1
ratio 9.9%
2.6%
2.7%
9.9%
7.1%
2 Lower regulatory deductions of CHF 3.2 bn (primarily deferred tax assets) and assumes CHF 1.4 bn benefit from the expected settlement share-based compensation with shares issued from conditional capital and from other movements and deductions in capital.
3 Buffer Capital Notes (BCN) of CHF 1.9 bn issued and CHF 5.8 bn committed to be exchanged in October
 2013 as per February 2011 agreement.
CET1 capital
end 2012
"Look through"
CET1 capital
end 2012
"Look through"
CET1 capital
end 2013

1.5%
1.0%
6.0%
2.8%
1.8%
6.8%
3.8%
2.3%
7.4%
4.5%
2.6%
8.1%
5.1%
2.9%
8.8%
5.6%
3.0%
9.4%
6.0%
3.0%
10.0%
2012
2013
2014
2015
2016
2017
2018

CREDIT SUISSE

CREDIT SUISSE

Well in excess of end 2012 requirements, with sufficient buffer to accommodate proposed glide-path into end 2018 target levels
February 9, 2012
42
11.3%
8.5%
13.4%
15.3%
16.8%
18.0%
19.0%
12.9%
15.6%
2.7%
End:
End 2012
CET1 capital
Buffer
capital
notes3
 Starting from end 2013, phase-in of regulatory capital deductions at 20% p.a.
Glide-path towards end 2018 requirements as per draft Swiss capital adequacy ordinance
Basel 3 capital simulation
High-trigger contingent capital
Progressive capital1
Common equity tier 1 capital (CET1)2
Note: Chart is a simplified presentation of draft ordinances on capital requirements
1 Based on Credit Suisse market share and balance sheet size as of 2009; until end 2017, excess CET1 capital and high-trigger contingent capital allowed to fulfill progressive capital requirements
2 Including conservation buffer
3 CHF 1.9 bn issued and CHF 5.8 bn committed to be exchanged in October 2013 as per February 2011 agreement.

Selected European credit risk exposure at end 4Q11
February 9, 2012
 Gross 3.8 3.5 0.0 0.1 0.2 0.0
 Net 0.6 0.5 0.0 0.0 0.1 0.0
Total Italy Spain Portugal Greece Ireland
Sovereigns
Exposure in EUR bn
 Gross 6.9 2.7 2.1 0.2 0.1 1.8
 Net 2.3 1.0 0.9 0.0 0.0 0.4
Financial
institutions
 Gross 6.0 2.5 1.9 0.2 0.5 0.9
 Net 2.5 1.0 0.9 0.1 0.1 0.4
Corporates
& other
43

3.7
4.4
0.0
6.9
3.6
2.3
0.1
8.6
3.1
1.7
0.4
8.1
2009
2010
2011

Compensation expenses trend
February 9, 2012
44
15.0
14.6
Compensation and benefits expense in CHF bn
13.2
(9)%
Note: Numbers may not add due to rounding
1 Includes unrestricted cash, sign-on payments and commissions
Variable compensation awards1
Salaries and other compensation expenses
Deferred compensation from prior years
Severance payments
Related to
current year

 4Q11 3Q11 4Q10 2011 2010
 251 368 605 1,625 1,958
  120 140 308 821 881
 194 215 361 973 1,058
 28 906 908 4,304 6,194
 839 1,427 1,421 5,401 5,656
 (65) (74) (42) (171) (118)
 1,367 2,983 3,562  12,955 15,629
 25 67 (32) 88 (104)
 1,491 1,729 1,866 7,503 7,728
 1,291 1,414 1,159 5,320 4,587
 2,782 3,143 3,025 12,822 12,315
 (1,440) (227) 568 44 3,418
 - - 16% 0% 22%
Investment Banking results in USD
in USD mn
 Debt underwriting
 Equity underwriting
 Advisory and other fees
 Fixed income sales & trading
 Equity sales & trading
 Other
Net revenues1
Provision for credit losses
 Compensation and benefits
 Other operating expenses2
Total operating expenses
Pre-tax income
Pre-tax income margin
1 Includes fair value losses on Credit Suisse vanilla debt of (56) mn in 4Q11, 3Q11, 4Q10, and (224) mn in 2011 and 2010 and DVA related to structured note liabilities of 196 mn, 649 mn, 15 mn, 829 mn and
 (77) mn in 4Q11, 3Q11, 4Q10, 2011 and 2010, respectively. Includes OIS adjustment of 56 mn, (105) mn and (185) mn in 4Q11, 3Q11 and 2011, respectively.
2 Includes UK bank levy accrual of 28 mn, 111 mn and 139 mn in 4Q11, 3Q11 and 2011, respectively.
February 9, 2012
45

2008
2011
2009
2010
Trend
Global DCM
Global high yield
Global ECM
Global announced
Global completed
#10/4%
#4/9%
#7/6%
#6/14%
#8/13%
#1/12%
#10/4%
#3/7%
#7/5%
#8/13%
#8/16%
#1/8%
#6/5%
#3/8%
#6/6%
#4/17%
#4/15%
#1/8%
#10/4%
#4/9%
#5/7%
#4/14%
#6/14%
#1/9%
Global IPO
#5/6%
#8/5%
#5/7%
#4/7%
Prime services 2
Top 3/
>10%
Top 3/
>10%
#3/13%
#3/13%
US investment
grade3
#6/8%
#7/6%
#8/6%
#5/9%
US rates
#8/7%
#9/6%
#6/9%
#7/8%
US high yield3
#2/15%
#3/13%
#3/12%
#3/14%
US leveraged loans
#2/18%
#2/16%
#3/13%
#3/14%
Global foreign
exchange
#9/3%
#14/2%
#8/4%
#8/5%
US securitized
products
#3/13%
#2/13%
#3/13%
#1/14%
US cash equities1
#2/12%
#5/12%
#1/13%
#1/13%
US electronic
trading1
#1/8%
#1/8%
#1/11%
#1/11%
Source: Greenwich Associates, Euromoney magazine and Dealogic
1 Rank based on Greenwich Associates, market share based on Credit Suisse estimates
2 Rank and market share based on Credit Suisse estimates
3 Represents secondary cash rank and market share
4 Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East and Africa
Continued client market share momentum in
Investment Banking
Securities (Rank/market share)
Equities
Fixed Income
Underwriting and advisory (Rank/market share)
2008
2011
2009
2010
Trend
M&A
Debt Capital Markets
Equity Capital Markets
Total fees4
Emerging Markets
February 9, 2012
46

Developed markets in CHF bn

45
8
(23)

Emerging markets in CHF bn

14
(7)

CREDIT SUISSE

Average mark data is net of fair value discounts and credit provisions
Investment Banking loan book
▪ Corporate loan portfolio is 75%
 investment grade, and is mostly
 (87%) accounted for on a fair
 value basis
▪ Fair value is a forward looking
 view which balances accounting
 risks, matching treatment of
 loans and hedges
▪ Loans are carried at an average
 mark of approx. 98% with
 average mark of 97% in non-
 investment grade portfolio
▪ Continuing good performance of
 individual credits: no specific
 provisions during the quarter
Funded loans
Unfunded commitments
Hedges
▪ Well-diversified by name and
 evenly spread between EMEA,
 Americas and Asia and approx.
 35% accounted for on a fair
 value basis
▪ Emerging market loans are
 carried at an average mark of
 approx. 95%
▪ No significant provisions during
 4Q11
February 9, 2012
47

Portfolio ratings composition, by transaction rating

68%
25%
5%
2%
End 2011

CREDIT SUISSE

Private Banking loan book
Private Banking total loan
book of CHF 197 bn
▪focused on Switzerland
▪more than 85%
collateralized
BB+ to BB
BBB
BB- and below
AAA to A
Wealth Management Clients (CHF
140 bn)
▪ Portfolio remains geared towards
    mortgages (CHF 94 bn) and
    securities-backed lending
    (CHF 39 bn)
▪ Lending is based on well-proven,
    conservative standards
▪ Lombard lending with excellent
    credit quality despite increased
    market volatility
▪ Real estate prices continued to rise;
    risk of major price falls still limited
    to some "hot spot" regions
Corporate & Institutional Clients
(CHF 57 bn)
▪ The portfolio quality remained on
    a high level
▪ Over 65% collateralized by
    mortgages and securities
▪ Counterparties mainly Swiss
    corporates incl. real estate industry
▪ Sound credit quality with low
    concentrations
February 9, 2012
48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: February 9, 2012		Credit Suisse Group AG and Credit Suisse AG